June 16, 2006

VIA EDGAR AND OVERNIGHT COURIER

Mr. Jorge Bonilla

Senior Staff Accountant, Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	HouseValues, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
File No. 000-51032

Dear Mr. Bonilla:

This letter sets forth our responses to the comments of the Securities and Exchange Commission staff (the “Staff”) relating to our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”), contained in your letter dated May 31, 2006 (the “Comment Letter”). The responses are numbered to correspond to the numbers of the comments in the Comment Letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Item 6 – Selected Consolidated Financial Data, pages 30-31: Quarterly Consolidated Statements and Operational Data, page 42

1.	We noted that you added back stock based compensation to arrive at “Adjusted EBITDA” and that you use “Adjusted EBITDA” as a performance measure. Tell us how you considered the guidance in Item 10(e)(ii)(B) of Regulation S-K when adjusting net income to add back stock based compensation. Demonstrate the usefulness in adjusting for this recurring item. Also, refer to Question 8 and 9 of the Frequently Asked Questions Regarding the use of Non-GAAP measures issued by the Commission.

Response to Comment 1

In the course of our prior internal disclosure review, we looked at Item 10(e)(ii)(B) of Regulation S-K and the staff response to Questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. We believe that our use of Adjusted EBITDA meets the requirements set forth therein in that we do not exclude stock-based compensation for the purpose of smoothing earnings, nor do we identify stock-based compensation as non-recurring, infrequent or unusual.

Mr. Jorge Bonilla

June 16, 2006

The staff response to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures indicates that non-GAAP financial measures that adjust for a recurring item may be deemed misleading absent the following disclosures:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

We considered this guidance before our decision to use Adjusted EBITDA, and specifically took into account the following factors:

•	As reflected in our discussion of Adjusted EBITDA in the Form 10-K, we use Adjusted EBITDA as a measure of operating performance and as an internal planning tool and key corporate and management performance measure. We gauge our performance, in part, by the trend in Adjusted EBITDA as a percentage of revenue. We believe that Adjusted EBITDA, used as a complement to net income, provides important insight into our profitability trends.

•	We believe our decision to use Adjusted EBITDA has economic substance because it provides important insight into our profitability trends, as a complement to net income, the most closely related GAAP measure. It allows investors to analyze operating results with and without the impact of stock-based compensation, which is not settled in cash, as well as the other items by which net income is adjusted to arrive at Adjusted EBITDA. Additionally, we have continued to use this measure subsequent to our adoption of SFAS 123R effective January 1, 2006, for the reasons stated above. We believe that Adjusted EBITDA, along with the pro forma disclosures related to stock-based compensation provided in the notes to the financial statements, provides a consistent presentation of operating results, given that, historically, we recognized stock compensation expense under the intrinsic value method.

Mr. Jorge Bonilla

June 16, 2006

•	The use of Adjusted EBITDA compared to net income, the most closely related GAAP measure, is limited by the exclusion of the real economic costs of interest, taxes, depreciation, amortization and stock-based compensation. It is used solely as a complement to net income to provide additional information and analysis.

•	We compensate for this limitation by clearly disclosing the reconciliation between Adjusted EBITDA and net income. We also disclose the information required by Item 10(e) of Regulation S-K, as further detailed in the staff response to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to ensure clarity of its purpose and use only as a complementary measure of performance.

•	We believe that our internal use of Adjusted EBITDA as a performance measure is important for investors to understand our performance assessment. Further, we believe that the analysts who cover us compare the Adjusted EBITDA we report with similar measures of other companies. This also suggests that investors may find the measure useful.

While we use net income as a significant measure of profitability, we also believe that Adjusted EBITDA, when presented along with the primary GAAP presentation of net income and the related discussion in MD&A, provides balanced disclosure and, for the reasons set forth above, is useful to investors in evaluating our operating performance and profitability.

Financial Statements and Notes

Note 1: The Company and Summary of Significant Accounting Policies

Revenue Recognition, page 60

2.	It appears from the disclosure on page 32 and footnote (1) on page 44 that you guarantee a minimum number of leads to your customers. If so, please address the following comments:

•	To the extent the minimum guaranteed leads are not delivered, clarify to us if you defer recognition of the corresponding revenue until you achieve the remaining guaranteed leads levels.

•	Explain to us the major terms of these contracts and how you considered each of them in your revenue recognition policies.

Mr. Jorge Bonilla

June 16, 2006

•	Explain to us whether or not upon contract termination or expiration before achieving the guaranteed lead level, the amount due to you would be based on the actual number of leads developed up to that date.

Response to Comment 2

Major contract terms related to delivery of leads: Substantially all of our real estate subscription agreements provide that we will deliver a specified number of monthly leads. These agreements provide that if we deliver fewer leads, on average, during any three consecutive full calendar months, we will review an agent’s account upon notice from the agent and, as the exclusive remedy, will adjust our service fee and/or monthly average lead guarantee for any remaining months (but not prior months).

Revenue recognition: We recognize revenue equal to the monthly fixed price of the agreement, offset by an allowance for estimated future service fee discounts. This allowance is based on the total dollar value of underdelivered leads to our customer base at the end of the preceding three-month period factored by our historical experience granting price concessions. We record an allowance for our estimated future discounts in the period that underdelivery occurs, which is reported as a reduction of revenue in accordance with EITF 01-9.

For the fourth quarter of calendar year 2005, our underdelivery lead allowance was $313,000 which represented approximately 1% of revenue reported for that period. Our underdelivery lead allowance has not exceeded 1% of revenues for any quarter in the three-year period ended December 31, 2005.

Impact of contract termination or expiration: Upon contract termination or expiration before achieving the guaranteed lead level, the amount due to us pursuant to the contract is not based on the actual leads delivered up to that date, but is the full monthly contract amount for the period preceding that date.

***

As requested by the Staff, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Mr. Jorge Bonilla

June 16, 2006

If you have any further comments or questions regarding this letter, please contact the undersigned at (425) 952-5654.

Very truly yours,

/s/ John Zdanowski
John Zdanowski
Chief Financial Officer

cc:	Perkins Coie LLP
KPMG LLP